UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MXenergy Holdings Inc.
Full Name of Registrant

Former Name if Applicable

595 Summer Street, Suite 300
Address of Principal Executive Office (Street and Number)

Stamford, CT 06901
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MXenergy Holdings Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (the “Annual Report”) by the date hereof without unreasonable effort or expense as a result of its recently completed debt and equity restructuring and the resultant changes to the composition of its board of directors and audit committee.  As previously announced, on September 22, 2009, the Company completed a restructuring of substantially all of its debt and equity securities.  Pursuant to the restructuring, the Company currently has six directors on its board of directors, only four of whom were directors prior to the restructuring, and the Company is in the process of adding three additional directors to its board of directors, none of whom are expected to be former directors of the Company.  In order to enable the new members to the Company’s board of directors and audit committee sufficient time to review and approve the Company’s Annual Report prior to it being filed with the Securities and Exchange Commission (the “SEC”) as part of the Company’s disclosure controls and established procedures for filing required reports with the SEC, the Company requires additional time to file its Annual Report.  The Company expects to file the Annual Report no later than October 13, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter Sorci	203	356-1318 (ext. 7665)
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s consolidated statements of operations to be included in the Annual Report is expected to reflect a net loss of approximately $95 million to $105 million for the fiscal year ended June 30, 2009, as compared with net income of $24.8 million for the prior fiscal year.  This change primarily resulted from the following activity:

•      Volatility in natural gas and electricity commodity prices resulted in significant negative fair value adjustments to derivative instruments utilized as economic hedges during fiscal year 2009.  Unrealized losses from risk management activities, which are non-cash items, are expected to be approximate $85 million to $90 million for fiscal year 2009, as compared with unrealized gains of $67.2 million for the prior fiscal year.

•      Interest expense (net of interest income) is expected to increase approximately $10 million to $12 million during fiscal year 2009, as compared with the prior fiscal year, primarily as a result of incremental interest and fees associated with numerous amendments to the Company’s primary credit and hedge facilities during fiscal year 2009.  These facilities were subsequently replaced in the restructuring.

•      Reserves and discounts, which includes the provision for doubtful accounts, is expected to increase approximately $7 million to $9 million for fiscal year 2009, as compared with the prior fiscal year, due to: (1) higher revenues in the Company’s non-guaranteed markets; (2) deterioration in the aging of customer accounts receivable and higher charge-off experience in certain of the Company’s non-guaranteed markets; and (3) higher contractual discounts in markets where utilities guarantee the Company’s customer accounts receivable.

•      The Company has determined based on available evidence that it is “more likely than not” that a portion of deferred tax assets recorded on the consolidated balance sheet as of June 30, 2009 may not be recoverable in the future.  Accordingly, the Company recorded a valuation allowance of approximately $22 million as a reduction of tax benefit recorded for fiscal year 2009.   Including this adjustment, the Company expects an income tax benefit of approximately $25 million to $30 million for fiscal year 2009, as compared with income tax expense of $17.2 million for the prior fiscal year.

These estimated results have not been examined or audited by the Company’s independent registered public accounting firm and its independent registered public accounting firm has not provided any other form of assurance on these estimated results.  There can be no assurance that these estimated results will not differ from the financial information to be reflected in the Company’s financial statements for the period ended June 30, 2009, when finalized, or that these estimated results are indicative of the Company’s future performance.

MXenergy Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2009	By:	/s/ Chaitu Parikh
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).